

Mail Stop 4546

April 5, 2017

Lucy Lu, M.D.
Interim President and Chief Executive Officer
Avenue Therapeutics, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

      Re: Avenue Therapeutics, Inc.
               Registration Statement on Form 10
               Filed January 12, 2017
               File No. 000-55556

Dear Dr. Lu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Mary Beth Breslin for

                                    Suzanne Hayes
                                    Assistant Director
                                    Office of Healthcare and Insurance

cc: Mark McElreath, Esq.
        Alston & Bird LLP